
January 5, 2011

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

     Re: Nielsen Holdings B.V.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed December 14, 2010
              File No. 333-167271

Dear Mr. Cuminale:

       We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note your disclosure regarding the ratio of earnings to fixed charges in the Mandatory Convertible Subordinated Bonds Prospectus, but also believe that this information should be presented in the Common Stock Prospectus. Please revise. Refer to Item 503(d) and Item 601(b)(12) of Regulation S-K.

Use of Proceeds, page 30

2.   We note that you have revised the Use of Proceeds section in the prospectus for the common stock offering to account for the proceeds from both the offering of common stock and the offering of mandatory convertible subordinated bonds. Given that the closing of the offering of common stock is not conditioned upon the closing of the offering of the bonds and you could potentially receive only the proceeds from the common stock offering, this presentation does not appear appropriate. Please revise, or advise us why you believe that the presentation of this disclosure is appropriate.

Executive Compensation, page 108

3.   Please confirm that you will provide executive compensation disclosure for fiscal year 2010. See Instruction 1 to 402(c) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

Exhibit 5.2

4.   Please note that it is inappropriate for counsel to include assumptions that are too broad
        or assume any of the material facts underlying the opinion. In this regard, provide an
        amended opinion of counsel that does not contain overly-broad assumptions, such as
        whether the company is validly existing under the law of the Netherlands or whether the
        Indenture or securities do not violate the laws of the Netherlands or any agreement or
        instrument that is binding upon the company or its Articles of Incorporation.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen,
Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the
financial statements and related matters. Please address questions regarding all other comments
to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may
contact me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via facsimile at (212) 455-2502
        Joseph H. Kaufman
        Simpson Thacher & Bartlett LLP